AB 1/16



SECU 07009165 SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Washington Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Union Street, Suite 3701
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. McQueen 206-443-9039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

PROCESSED
FEB 04 2008
THOMSON FINANCIAL



CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip F. Frink, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Washington Corporation, as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN R. CHANDLER
Notary Public
State of Washington
My Commission Expires
June 12, 2008

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FIRST WASHINGTON CORPORATION

Independent Auditor's Report and Statement of Financial Condition

September 30, 2007

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
First Washington Corporation

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 27, 2007

FIRST WASHINGTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash	$ 306,602
Receivable from clearing organization	235,874
Investment advisory fees receivable	92,073
Securities owned, at market value	19,300
Deposit with clearing organization	50,392
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $153,831	105,575
Other assets	15,055
	$ 824,871

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 2,410
Accrued liabilities	224,780
Payable to clearing organization	19,219
	246,409
COMMITMENTS (Note 5)	
STOCKHOLDER'S EQUITY	
Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding	84,000
Additional paid-in capital	477,595
Retained earnings	16,867
	578,462
	$ 824,871

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - The Company is a fully disclosed broker-dealer and investment advisor registered with the state of Washington, the U.S. Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (the FINRA).

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (Pershing).

Use of Estimates - The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Receivable From Clearing Organization - The receivable from the clearing organization is stated at an amount that management expects to collect. No allowance has been recorded as, historically, there have been no material losses associated with this receivable.

Accounting Method - Securities transactions and the related revenue and expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of September 30, 2007 and for the year then ended, the Company's financial condition using the settlement date basis are not materially different from recording transactions on a trade date basis.

Securities Owned - Securities owned are marked to market at month end based on available bid prices.

Depreciation and Amortization - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Cash - The Company considers only cash subject to immediate withdrawal to be cash.

Investment Advisory Fees - Investment advisory clients are billed quarterly in advance based on assets under management and contractual rates. Based on management's assessment of the credit history of its clients and current relationships with them, management has concluded losses on receivable balances outstanding at year-end are nominal.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Federal Income Tax - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates. Such differences are not material at September 30, 2007. The Company has a net operating loss carryforward available for federal income tax purposes of approximately $349,117 at September 30, 2007, which begins to expire in 2024. The gross deferred tax asset of approximately $118,700 associated with this net operating loss is fully offset by a valuation allowance because realization of this benefit is not reasonably assured. The accompanying provision for federal income taxes differs from that calculated based on the federal statutory rate of 34% because of this allowance.

Note 2 - Securities Owned

The balance of securities owned at September 30, 2007 consists of a municipal bond maturing in 2014.

Note 3 - Transactions with Clearing Organization

The Company has an agreement with Pershing, whereby Pershing clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to maintain a deposit held at Pershing.

Note 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2007, the Company had net capital as follows:

Net capital	$ 454,248
Excess in net capital	$ 204,248
Percentage of aggregate indebtedness to net capital	50%

Note 5 - Commitments

During fiscal 2003, the Company entered into a lease agreement for new office space. The lease term commenced in December 2003 and is for a period of ten years. During fiscal 2005, the Company negotiated a new equipment lease for their phone system. The lease term commenced in December 2004 and is for a period of five years. The future minimum rent payments for the office space and phone equipment are as follows:

Fiscal Year Ending	
2008	$ 250,791
2009	250,357
2010	251,635
2011	252,844
2012	258,894
Thereafter	303,455
	$ 1,567,976

The Company's office space lease includes provisions for rent escalations throughout the lease term. These scheduled rent increases are recognized in rent expense on a straight line basis over this term. A liability of approximately $61,154 for rent recognized but not yet paid is included in the balance of accrued liabilities at September 30, 2007.

Note 6 - Employee Benefit Plan

The Company maintains a profit sharing plan covering substantially all employees. Annual contributions are made at the discretion of the Board of Directors. No contribution was made for the fiscal year ended September 30, 2007.

Note 7 - Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk).

Market risk is the potential change in value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Note 7 - Trading Activities and Related Risks (Continued)

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. A significant portion of the Company's assets, including cash deposits in excess of applicable insurance limits and any outstanding receivable or deposit due from clearing, are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks and manages the risk by maintaining this relationship with only high quality financial institutions.

Additionally, in the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

END